UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 30, 2025

(Date of Report (Date of earliest event reported))

Sugarfina Corporation

(Exact name of issuer as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101
Las Vegas, NV	89118
(Address of principal executive offices)	(ZIP Code)

(855)784-2734
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.    Other Events

Compliance With Ongoing Reporting Requirements

The Company will be unable to timely file its Form 1-K for the year ended December 31, 2024, as it completes an audit of its financial statements. The Company anticipates making this filing shortly.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sugarfina Corporation

Date: April 30, 2025	By:	/s/ Scott LaPorta
Scott LaPorta
Chief Executive Officer